FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2022

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2022, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on page 3 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 4 to 7 hereof;

•

Exhibit (d) is hereby amended by adding the text under the captions “Recent Developments—The Federal Republic of Germany—Economic Outlook” and “— Fiscal Outlook” on page 7 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

•

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 8 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated October 18, 2022 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

TABLE OF CONTENTS

Presentation of Financial and Other Information	3
Recent Developments – Landwirtschaftliche Rentenbank	3
Recent Developments – The Federal Republic of Germany	4
Signature	9

2

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 2, 2023, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.0661 U.S. dollar (0.9380 EUR per U.S. dollar).

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the 9 Months Ended September 30, 2023

The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank's nine months ended September 30, 2023. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code or “HGB”). Rentenbank will prepare its final annual financial statements in accordance with HGB. Rentenbank expects its final, audited annual financial statements for 2023 to be announced at a press conference and published in April 2024.

The first three quarters of 2023 were characterized by declining demand for the Issuer’s special promotional loans. These loans granted at particularly favorable interest rates for specific promotional purposes and assistance measures amounted to EUR 4,466.7 million (as compared to EUR 5,058.5 million in the first three quarters of 2022).

From the total anticipated medium and long-term issue requirement of prospective EUR 11.0 billion for 2023, the Issuer was able to raise EUR 8.5 billion in the first three quarters (as compared to EUR 11.1 billion in the first three quarters of 2022).

At September 30, 2023, total assets amounted to EUR 100.9 billion (as compared to EUR 106.6 billion at September 30, 2022).

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2022	0.4	1.3
4th quarter 2022	-0.4	0.8
1st quarter 2023	0.0	-0.2
2nd quarter 2023	0.1	0.0
3rd quarter 2023	-0.1	-0.3

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) fell slightly by 0.1% in the third quarter of 2023 compared with the second quarter of 2023 on a price-, seasonal- and calendar-adjusted basis. In the second quarter of 2023, economic performance had increased slightly by a revised 0.1%, after stagnating in the first quarter of 2023, as revised. In the third quarter of 2023, household final consumption expenditure, in particular, was lower, while gross fixed capital formation in machinery and equipment made a positive contribution.

Germany’s GDP in the third quarter of 2023 decreased by 0.3% on a price- and calendar-adjusted basis, compared with the third quarter of 2022.

Source: Federal Statistical Office, Gross domestic product in the 3rd quarter of 2023 down 0.1% on the previous quarter, press release of October 30, 2023 (https://www.destatis.de/EN/Press/2023/10/PE23_420_811.html).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
September 2022	1.8	8.6
October 2022	0.7	8.8
November 2022	0.2	8.8
December 2022	-0.4	8.1
January 2023	1.0	8.7
February 2023	0.8	8.7
March 2023	0.8	7.4
April 2023	0.4	7.2
May 2023	-0.1	6.1
June 2023	0.3	6.4
July 2023	0.3	6.2
August 2023	0.3	6.1
September 2023	0.3	4.5

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, stood at +4.5% in September 2023. In both August and July 2023, the inflation rate stood at over 6% (+6.1% and +6.2%, respectively). The rate of inflation has dropped to the lowest level since the start of the war in Ukraine.

The prices of goods (total) increased by 5.0% from September 2022 to September 2023. Compared with September 2022, slightly larger price increases were observed for non-durable consumer goods in September 2023, while the prices of durable consumer goods rose by 4.1%. Food prices rose 7.5% in September 2023 compared with September 2022. While the surge in food prices has therefore continued to slow (August 2023: +9.0%, July 2023: +11.0%), price increases in many food groups still remained markedly higher than overall inflation.

The prices of services (total) were up 4.0% in September 2023 compared to September 2022. During August 2023, the price increase was +5.1%. The discontinuation of the 9-euro ticket for public transportation, which was available from June through August 2022, had a particular base effect here. The Germany ticket for public transportation, which has been available since May 2023, had a downward effect on the development of prices in September 2023. Net rents exclusive of heating expenses also had a dampening effect (+2.1%) and therefore were a significant contributor to the below-average increase in service prices. However, the prices of a number of other services increased considerably; for instance, maintenance and repair of dwellings (+12.9%), services of social facilities (+11.1%) and package holidays (+10.3%).

Consumer prices in September 2023 rose by 0.3% compared to August 2023. Energy prices as a whole increased by 0.8% from August 2023 to September 2023. Price increases were recorded especially for mineral oil products (+2.5%, of which heating oil: +6.0% and motor fuels: +2.2%). Natural gas was less expensive (-1.2%). Food prices (total) rose slightly compared with the previous month (+0.4%, including fruit: +1.4%). There were also seasonal price fluctuations in September 2023: for example, clothing prices increased (+5.4%), whereas the price of package holidays decreased (-6.5%).

Based on preliminary results published by the Federal Statistical Office, the inflation rate in Germany is expected to be 3.8% in October 2023. This is the lowest level since August 2021 (also +3.8%). Based on the results available so far, the Federal Statistical Office of Germany also reports that consumer prices are expected to remain unchanged from September 2023. Excluding food and energy prices, the inflation rate is expected to be 4.3%. The year-on-year drop in energy prices of 3.2% had a particularly dampening effect on the rate of inflation in October 2023, resulting in a base effect due to very high energy price levels in the previous year. By contrast, food prices in October 2023 were still significantly higher (+6.1%) than in October 2022.

Sources: Federal Statistical Office, Inflation rate at +4.5% in September 2023, press release of October 11, 2023 (https://www.destatis.de/EN/Press/2023/10/PE23_405_611.html); Federal Statistical Office, Inflation rate of +3.8% expected in October 2023, press release of October 30, 2023 (https://www.destatis.de/EN/Press/2023/10/PE23_421_611.html); Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change, October 30, 2023 (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
September 2022	2.9	3.1
October 2022	3.0	3.1
November 2022	3.0	3.0
December 2022	2.9	3.0
January 2023	3.1	3.0
February 2023	3.0	3.0
March 2023	2.9	2.9
April 2023	3.1	2.9
May 2023	2.8	3.0
June 2023	3.0	3.0
July 2023	3.0	3.0
August 2023	3.2	3.0
September 2023	3.0	3.0

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to September 2022, the number of employed persons in September 2023 increased by approximately 291,000 or 0.6%. Compared to August 2023, the seasonally adjusted number of employed persons in September 2023 increased slightly by approximately 1,000 or 0.0%.

In September 2023, the number of unemployed persons increased by approximately 48,000 or 3.7% compared to September 2022. Adjusted for seasonal and irregular effects, the number of unemployed persons in September 2023 stood at 1.32 million, reflecting a decline of 1,000 compared to August 2023.

Sources: Federal Statistical Office, Employment at a new high in September 2023, press release of November 2, 2023 (https://www.destatis.de/EN/Press/2023/11/PE23_424_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data, November 2, 2023 (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

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Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January-August 2023	January-August 2022
Goods	144.5	71.4
Services	-39.6	-17.9
Primary income	98.3	89.7
Secondary income	-39.1	-44.6
Current account	164.1	98.5

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Wichtige Posten der Zahlungsbilanz, press release of October 12, 2023 (https://www.bundesbank.de/resource/blob/914102/e83d6a52ecf063c02e60f8cf9c6f9dc4/mL/2023-10-12-zahlungsbilanz-anlage-data.pdf).

Economic Outlook

The effects of the energy price crisis in conjunction with general global economic weakness have put a greater strain on the German economy than was projected in the Federal Government’s spring forecast. In its autumn forecast published on October 11, 2023, the Federal Government projects German price-adjusted GDP to decline by 0.4% in 2023. However, an increase by 1.3% and 1.5% is expected in 2024 and 2025, respectively. This economic upswing is in part expected to be due to an expected significant decline in consumer price inflation in 2024 and 2025 (+2.6% and +2.0%, respectively) compared to 2023 (+6.1%). The labor market is also expected to remain robust.

Sources: Bundesministerium für Wirtschaft und Klimaschutz, Herbstprojektion 2023, October 11, 2023 (https://www.bmwk.de/Redaktion/DE/Artikel/Wirtschaft/Projektionen-der-Bundesregierung/projektionen-der-bundesregierung-herbst-2023.html); Bundesministerium für Wirtschaft und Klimaschutz, Habeck stellt Herbstprojektion der Bundesregierung vor, press release of October 11, 2023 (https://www.bmwk.de/Redaktion/DE/Pressemitteilungen/2023/10/20231011-habeck-stellt-herbstprojektion-vor.html); Bundesministerium für Wirtschaft und Klimaschutz, Frühjahrsprojektion 2022, April 26, 2023 (https://www.bmwk.de/Redaktion/DE/Artikel/Wirtschaft/Projektionen-der-Bundesregierung/projektionen-der-bundesregierung-fruehjahr-2023.html).

Fiscal Outlook

The following table, published in October 2023, presents the Federal Government’s medium-term projection for the general government deficit/surplus and general government gross debt as a percentage of GDP for the five-year projection horizon 2023 until 2027 and the outcome in 2022. Sources include the 2023 federal budget of December 2022, as well as the draft 2024 federal budget and the fiscal plan to 2027, both of which were adopted by the Federal Government in July 2023. These figures do not take the Federal Government’s autumn projection on macroeconomic trends into account.

GENERAL GOVERNMENT BUDGETARY PROSPECTS(1)

	2027	2026	2025	2024	2023	2022
	(% of GDP)
General government deficit (-) / surplus (+)	- 1¼	- 1¼	- 1½	- 2	- 2½	-2.5
General government gross debt	64¼	64¾	64¾	64¾	65¼	66.1

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.

Source: Federal Ministry of Finance, German Draft Budgetary Plan 2024, Table 1, October 2023 (https://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Press_Room/Publications/Brochures/german-draft-budgetary-plan-2024.pdf?__blob=publicationFile&v=3).

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Other Recent Developments

Monetary Policy

On September 14, 2023, the Governing Council of the European Central Bank (“ECB”) decided to raise the three key ECB interest rates by 25 basis points to 4.50% (main refinancing operations), 4.75% (marginal lending facility) and 4.00% (deposit facility) with effect from September 20, 2023 to ensure that inflation returns to its 2% medium-term target in a timely manner. The rate increase reflects the Governing Council’s assessment of the inflation outlook in light of the incoming economic and financial data, the dynamics of underlying inflation, and the strength of monetary policy transmission. Based on its assessment at the time, the Governing Council stated that the key ECB interest rates had reached levels that, maintained for a sufficiently long duration, would make a substantial contribution to the timely return of inflation to the target. On October 26, 2023 the ECB reaffirmed its decision by deciding to keep the three key ECB interest rates unchanged.

The Governing Council of the ECB also announced that the Asset Purchase Program portfolio is declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities. The Governing Council also stated that it intends to reinvest the principal payments from maturing securities purchased under the Pandemic Emergency Purchase Programme (“PEPP”) until at least the end of 2024 and that the future roll-off of the PEPP will be managed to avoid interference with the appropriate monetary policy stance.

Sources: European Central Bank, Monetary policy decisions, press release of September 14, 2023 (https://www.ecb.europa.eu/press/pr/date/2023/html/ecb.mp230914~aab39f8c21.en.html); European Central Bank, Monetary policy decisions, press release of October 26, 2023 (https://www.ecb.europa.eu/press/pr/date/2023/html/ecb.mp231026~6028cea576.en.html).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Nikola Steinbock
Name: Nikola Steinbock
Title: Chairwoman of the Management Board

By /s/ Stefan Goebel
Name: Stefan Goebel
Title: Managing Director

Date: November 3, 2023

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